July 6, 2009

VIA FACSIMILE and EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. James Peklenk

Re:	ING Life Insurance and Annuity Company

Form 10-K for the fiscal year ended December 31, 2008

File No. 033-23376

Dear Mr. Peklenk:

ING Life Insurance and Annuity Company (the “Company”) has received the comment letter from the Staff dated June 30, 2009 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), which was filed with the Securities and Exchange Commission on March 31, 2009.

The Company notes that the Staff has requested that the Company either: (i) respond to the Staff’s comments within 10 business days or (ii) inform the Staff as to when the Company will provide a response to these comments. The Company has carefully reviewed and considered the Staff’s comments, and is in the process of preparing a response to these comments. The Company expects that it will be in a position to respond to all of the Staff’s comments by July 29, 2009, and would be grateful if the Staff could accommodate the Company in this regard.

Should you have any questions or wish to discuss the foregoing, please feel free to contact me at (770) 980-5604.

Sincerely,

/s/	Cynthia M. Brooks
Cynthia M. Brooks Head of US GAAP Reporting

cc:	Securities and Exchange Commission: Jim B. Rosenburg
Lisa Vanjoske

Sullivan & Cromwell LLP: John C. Cooke

Andrew Soussloff